UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38914

(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

GX Acquisition Corp.
Full Name of Registrant

N/A
Former Name, if Applicable

1325 Avenue of the Americas, 25th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10019
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

GX Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed filing date due to the reasons described below.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for evaluating the impact on the Company’s financial statements of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Statement”) issued by the staff of the Securities and Exchange Commission on April 12, 2021 and ASC 815-40, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

After consideration of the guidance in the SEC Statement, the Company concluded that its outstanding warrants should be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company completed its final analysis of this change and the impact is expected to be material to the Company’s previously filed financial statements and also anticipates that significant changes in its results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in its Q1 2021 Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Andrea J. Kellett	(212)	616-3790
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes in its results of operations from the Q1 of 2020, which changes are primarily a result of the change in the fair value of its outstanding warrants in accordance with the SEC Statement and ASC 815-40. The Company is not able to provide quantitative disclosure of such change as of the date hereof as the Company is still in the process of concluding its preparation, analysis, and review of its financials for Q1 2021.

Disclosures About Forward-Looking Statements

This Current Report on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of the immaterial errors in the Company’s financial statements related to the accounting treatment of the Company’s outstanding warrants, as well as the effect of the revision on any subsequent periodic SEC filings, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and other subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

GX Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Jay R. Bloom
Jay R. Bloom
Co-Chief Executive Officer

4